Press Release	Source: Next, Inc.

Next Inc. Announces Second Quarter Earnings
Thursday, July 7, 2005

Net Sales Increase 20%

CHATTANOOGA, TENN.--(BUSINESS WIRE) – July 7, 2005 --Next Inc. (OTCBB:NXTI - News) an emerging leader in the sportswear and promotional products industry today announced its fiscal second quarter results for the three months ended May 31, 2005.

Net sales increased 20.0% to $4,695,583 for the three months ended May 31, 2005, from $3,916,114 for the three months ended May 31, 2004. Gross profit (after cost of sales) was up 5% to $1,227,114 compared to prior year of $1,171,387. The Company had operating income of $39,601 in 2005 compared to a loss of $22,969 in 2004 and a net loss of $53,545 for the quarter compared to a net loss of $400,938 in the prior year, which included a large one-time charge.

For six months ended May 31, 2005, Net sales increased 22% to $9,413,595 from $7,721,535 for the same period ended May 31, 2004. Gross profit (after cost of sales) was up 10% to $2,694,420 compared to the prior year of $2,446,128. Operating income was $91,677 in 2005, compared to $35,399 in 2004. The Company had a net loss of $82,914 compared to a net loss of $428,339 in the prior year, which contained a one-time charge.

Mr. Charles L. Thompson, the Company's CFO stated, "We’re pleased to have met our previously forecasted top line sales growth for the quarter. As expected, both the quarter and the first half of the fiscal year showed a decrease in gross margin due to the change in sales mix resulting from the acquisition of Choice International. Nonetheless, the acquisition continues to show increasing benefits, both in terms of additional sales volume as well as purchasing efficiencies. We were not able to maximize our purchasing efficiencies in the first half of 2005 and consequently anticipate continued improvement in second half of 2005 by utilizing our international purchasing agreement. General, Administrative and Corporate costs have maintained a consistent level, even with an increase in sales, with the exception of the addition of Choice International office. The second half of 2005 should produce record sales levels based on customer orders, and achieve positive earnings as gross profit margins increase.”

Mr. Bill Hensley, the Company’s CEO stated, “Our strong revenue growth is the result of the Choice International sales of non-embellished products, and increased automotive licensed product sales to our existing customer base. The first half of our fiscal year has traditionally been our slowest period due to the seasonality of the industry so seeing this type of top line growth, and the noticeable decline in our first half loss bodes well for the balance of the year, as well as 2006.”

We are very enthused by our success in developing new customers and cross-selling recent product introductions to existing customers. We’re especially pleased that we received our largest single order in the company’s history, which will ship in the third quarter. We will continue to add attractive licenses to our product portfolio and plan to make one or two significant accretive acquisitions this year. We expect strong revenue growth in the second half of the year and anticipate reporting profits in both the third and fourth quarter as well as positive earnings for the full fiscal year.”

About Next Inc. http://www.nextinc.net

Next, Inc. is a creative and innovative sales and marketing organization that designs, develops, markets, and distributes licensed and branded promotional products and imprinted sportswear primarily through major college and university, motor sports and other major promotional key licensing agreements and the Company's own proprietary designs. Next is one of the dominant companies in the highly fragmented licensed promotional products and imprinted sportswear industries.

The company has expanded its distribution to include e-commerce through which a significant amount of the Company's most popular licensed products is marketed. The most significant are, www.campustraditionsusa.com, www.rpmsportsusa.com, www.americanbiker.net and www.americanwildlifeusa.com

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which contains a safe harbor for forward-looking statements.  The Company relies on this safe harbor in making such disclosures.  The statements are based on management’s current beliefs and assumptions about expectations, estimates, strategies and projections.  These statements are not guarantees of future performance or results and involve risks, uncertainties and assumptions that are difficult to predict.  Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements

Contact:

     Next, Inc., Chattanooga

     Jason Assad, 423-296-8213 Ext. 113

     jassad@nxt-inc.com